The Thomson Corporation Metro Center, One Station Place Stamford, CT 06902 Tel (203) 539-8000 www.thomson.com News Release

Media Contacts:                                                                                                                   Investor Contact:

Heather O'Leary                                                                                                                      Frank Golden

Director, Corporate Marketing                                                                                             Vice President, Investor Relations

Thomson Media                                                                                                                     (203) 539-8470

 (212) 803-8527                                                                                                                        frank.golden@thomson.com

heather.o'leary@thomsonmedia.com

Jason Stewart

Director, Public Relations

The Thomson Corporation

(203) 539-8339

jason.stewart@thomson.com

For Immediate Release

The Thomson Corporation Offering Thomson Media Properties For Sale

STAMFORD, Conn., June 7, 2004 - The Thomson Corporation (NYSE: TOC; TSX: TOC), a leading provider of integrated information solutions to business and professional customers, today announced it is seeking potential buyers for its Thomson Media group.  Thomson Media is a leading provider of information products focused on the banking, financial services and related technology markets, including American Banker, The Bond Buyer, National Mortgage News, Investment Dealers' Digest, Financial Planning, Accounting Today, DM Review, Accounting Technology, Practical Accountant and EPICWare.

"While Thomson Media magazines and businesses possess extraordinary brand equity, strong and loyal customer bases, and talented employees, these businesses do not provide the type of synergies that strengthen the core electronic information businesses within Thomson," said Jim Malkin, chief executive officer, Thomson Media.

Thomson Media had 2003 revenues of approximately $170 million.  Thomson has retained Morgan Stanley to be its financial advisor on the sale and expects to complete the sale of the businesses later this year.

The Thomson Corporation

The Thomson Corporation (www.thomson.com), with 2003 revenues from continuing operations of $7.6 billion, is a global leader in providing integrated information solutions to business and professional customers.  Thomson provides value-added information, software tools and applications to more than 20 million users in the fields of law, tax, accounting, financial services, higher education, reference information, corporate training and assessment, scientific research and healthcare.  With operational headquarters in Stamford, Conn., Thomson has approximately 39,000 employees and provides services in approximately 130 countries.  The Corporation's common shares are listed on the New York and Toronto stock exchanges (NYSE: TOC; TSX: TOC).

-more-

Thomson To Sell Thomson Media Properties

June 7, 2004

This news release includes forward-looking statements, which are based on certain assumptions and reflect the Corporation's current expectations.  These forward-looking statements, such as the Corporation's intention to sell Thomson Media businesses, are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations.  The Corporation can give no assurance that the sale will be completed this year, or at all. Some of the factors that could cause actual results to differ materially from current expectations are discussed in the Corporation's materials filed with the securities regulatory authorities in Canada and the United States from time to time, including the Corporation's annual report on Form 40-F for the year ended December 31, 2003 filed with the Securities and Exchange Commission.  The Corporation disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.